RECEIVED MAY 2 3 2005 PROCESSING SECTION

VF 5-26-05

SECU[RITIES AND] 05043135 [COM]MISSION

[Washington], D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBrokeR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 PARK AVENUE SOUTH, SUITE 1101
(No. and Street)

NEW YORK (City) NEW YORK (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles (City), California (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 6/2

OATH OR AFFIRMATION

I, SCOTT P. TARRA (FINOP), swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBrokeR, Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KI YOUNG HONG
COMM. #1533326
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Dec. 10, 2008

Signature

FINOP

Title

Notary Public

Subscribed and sworn (or affirmed) to before me this 19th day of May 2005.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – MARCH 31, 2005

MBROKER, INC.

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
MBroker, Inc.

I have audited the accompanying statement of financial condition of MBrokeR, Inc., as of March 31, 2005 and the related statements of operations changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of MBrokeR, Inc. as of March 31, 2005 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
April 30, 2005

MBROKER, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash in Banks	$ 28,824
Investment in wholly-owned subsidiary	12,298
Property, Plant and Equipment	
(net of accumulated depreciation)	162
Deposits	6,110
TOTAL ASSETS	$ 47,394

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	$ 16,120
TOTAL LIABILITIES	16,120
STOCKHOLDERS' EQUITY	
Common stock, $0.01 par value, 100,000 shares authorized	
Common stock, $0.01 par value, 75,000 shares issued and outstanding	750
Additional paid in capital	749,250
Accumulated deficit	(718,726)
	31,274
TOTAL LIABILITIES AND STOCKDHOLDERS' EQUITY	$ 47,394

See Accompanying Notes to Financial Statements

MBROKER, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2005

REVENUES	$ --
GENERAL AND ADMINISTRATIVE EXPENSES	197,545
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(197,545)
LESS PROVISION FOR INCOME TAXES	
Provision for income tax – state	800
NET (LOSS)	$(198,345)

See Accompanying Notes to Financial Statements

MBROKER, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2005

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, March 1, 2004	60,000	$ 600	$599,400	$(520,381)	$ 79,619
Sale of 15,000 shares for cash	15,000	150	149,850		150,000
Net (Loss) for year				(198,345)	(198,345)
Balance, March 31, 2005	15,000	$ 750	$749,250	$(718,726)	$ 31,274)

See Accompanying Notes to Financial Statements

MBROKER, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(198,345)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,320
(Increase) decrease in:	
Deposits	11,137
Investment in wholly-owned subsidiary	12,298
Increase (decrease) in:	
Accounts payable	(266,404)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(439,994)
CASH FLOWS FROM INVESTING ACTIVITIES:	--
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of capital stock	150,000
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	150,000
NET INCREASE (DECREASE) IN CASH	(289,994)
Cash: Beginning of the year	318,218
Cash: End of the year	$ 28,224

See Accompanying Notes to Financial Statements

MBROKER, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Mbroker, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting policies and have been consistently applied in the preparation of the financial statements.

The Company is a wholly owned subsidiary of Mphasis BFL Limited (A Public Company) and in turn has a wholly-owned subsidiary Mbroker, India.

Description of Activities:

The Company, located in Wilmington, Delaware, has been in the development stage since its formation on January 2, 2003. The Company has been devoting substantial efforts to establishing a new business to provide high value offshore contact center and Business Profit Outsourcing ("BPO") services to brokerage and investment companies. Further, to ensure the highest levels of performance and customer satisfaction, the Company has also been devoting efforts to establishing strong domain expertise with a platform of high-end BPO services. To date, the company does not have any revenue.

The Company has established its principal executive office in California and statement of designation by foreign corporation has been filed with the office of Secretary of State, California on April 24, 2003.

Initially, the Company was authorized to issue one class of stock to be designated "Common Stock" with a par value of $0.01. Total number of shares authorized to be issued were 1,000,000. On September 9, 2003, the Board of Directors authorized amendment to the Certificate of Incorporation by changing the Article thereof numbered "4". Pursuant to amendment to article "4" the total number of shares to be issued by the Company was reduced from 1,000,000 to 100,000.

Wholly-Owned Subsidiary:

The Company's wholly-owned subsidiary (Mbroker, India) is valued at the subsidiary's book value, treated as an allowable asset and haircutted.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The sister companies, Mphasis Corporation and MSource India Pvt. Ltd., have incurred expenses on behalf of the Company for the purpose of supporting the Company's day to day operations.

NOTE 3 - LEASE COMMITMENTS

In January, 2004, the Company entered into a new office lease agreement on a month to month basis. The Company does not have any future lease commitment relating to this office lease.

NOTE 4 - INCOME TAXES

Operating Loss Carry Forwards:
The Company has loss carry forwards totaling $716,811 that may be offset against future taxable income. If not used, the carry forwards will expire as follows:

Year 2023	$ 66,412
Year 2024	453,969
Year 2025	198,345
	$718,726

The provisions for deferred tax benefit consist of the following components:

Carried forward loss – Federal	$152,308
Carried forward loss – state	40,131
	$192,439
Less:	
Valuation allowance	$192,439
Net	$ --

The management of the Company believes that realization of deferred tax benefit in the near future is more likely to be unrealistic therefore a valuation allowance for the full amount ($192,439) has been established.

NOTE 5 - EXEMPTION FROM THE SEC RULE 15C-3

MBrokeR, Inc. has recorded no revenue to date therefore, it is exempt from SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

MBROKER, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition			$ 31,274
Less non allowable assets:	Fixed Assets	$ 162	
	Deposits	6,110	(6,272)
Less haircuts – 15% of investment in wholly-owned subsidiary			(1,845)
NET CAPITAL			$ 23,157

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 1,075
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 18,157
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 21,545

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ 16,120
Percentage of aggregate indebtedness to net capital	70%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as March 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Per Unaudited	$ 23,529
Adjustment due to unconsolidating the financial statement	(372)
	$ 23,157

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
MBrokeR, Inc.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended March 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
April 30, 2005

MBROKER, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED MARCH 31, 2005

OPERATING EXPENSES

Certification fees	$ 1,407
Audit fees	6,500
Depreciation	1,320
Telephone	1,520
Conveyance expense	2,413
Travel – Inland & Foreign	12,458
Manpower costs	112,205
Legal & professional	36,260
Rent	13,210
Insurance	1,952
All other	8,300
TOTAL OPERATING EXPENSES	$197,545

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
MBrokeR, Inc.

In planning and performing my audit of the financial statements of MBrokeR, Inc., (the "Company") for the year ended March 31, 2005 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of March 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
April 30, 2005